Sable Offshore Corp.

845 Texas Avenue, Suite 2900

Houston, TX 77002

April 29, 2024

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Office of Energy & Transportation

Attention: Anuja A. Majmudar

   Daniel Morris

Re:	Sable Offshore Corp.

Amendment No. 1 to Registration Statement on Form S-1

Filed April 12, 2024

File No. 333-277072

To the addressees set forth above:

This letter sets forth the response of Sable Offshore Corp. (the “Company,” “we,” “our” and “us”) to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its letter dated April 24, 2024 (the “Comment Letter”) relating to Amendment No. 1 (File No. 333-277072) to the Company’s Registration Statement on Form S-1 (the “Form S-1”), filed on April 12, 2024. Concurrently with its submission of this letter to the Staff, the Company has filed an amendment to the Form S-1 (“Amendment No. 2”) with the Commission through its EDGAR system.

For your convenience, we have reproduced the Staff’s comments exactly as set forth in the Comment Letter in bold and italics below, and set forth below each such comment is the Company’s response. Page numbers and captions referenced in the responses refer to Amendment No. 2 unless otherwise stated.

Amendment No. 1 to Form S-1

Liquidity and Capital Resources, page 87

1.

We note your response to prior comment 5. Please revise to disclose that the PIPE investor that subscribed for $125,000,000 informed the company that it would not be able to fund the subscribed amount.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 87 of Amendment No. 2.

Exhibits

2.	We note that you have revised the registration statement to include 1,024,900 public warrants. Please instruct your counsel to revise the opinion accordingly.

Response: The Company acknowledges the Staff’s comment and has included a revised opinion of counsel as Exhibit 5.1 to Amendment No. 2.

* * * * * * * * * *

Please direct any questions or comments regarding this correspondence to our counsel, Ryan J. Maierson of Latham & Watkins LLP, at (713) 546-7420.

Very truly yours,

Sable Offshore Corp.

By:	/s/ Gregory D. Patrinely
Name:	Gregory D. Patrinely
Title:	Executive Vice President and Chief Financial Officer

cc:	James C. Flores, Sable Offshore Corp.

Ryan J. Maierson, Latham & Watkins LLP